SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        ________________________________


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of June, 2003

Commission File Number ___________

                                  _____________


                                  FUNDTECH LTD.
                 (Translation of Registrant's Name Into English)


            12 HA'HILAZON STREET, 5TH FLOOR, RAMAT-GAN 52522, ISRAEL
                    (Address of principal executive offices)



      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
      Form 20-F  X            Form 40-F
                ---                    ---

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
      Yes                     No  X
          ---                    ---

      (If "Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)



         Registrant's telephone number, including area code: 972 3 575-2750

                                EXPLANATORY NOTE

Fundtech Ltd. announces the resignation of Meir Shannie as a Director of Fundtech effective June 24, 2003. Mr. Avi Fischer, Joint General Manager
(CEO) of CLAL Industries and Investments Ltd. was appointed a Director to serve for the balance of Mr. Shannie's unexpired term.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                          FUNDTECH LTD.


Date: July 1, 2003                        By: /s/ Yoram Bibring
                                             ----------------------------
                                             Yoram Bibring
                                             Chief Financial Officer